UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-40310

Innoviz Technologies Ltd.
(Translation of registrant’s name into English)

2 Amal Street
Afek Industrial Park
Rosh HaAin, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

Innoviz Technologies Ltd. (the “Company”) hereby furnishes the following documents:

i.
Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on December 8, 2021, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	a Form of Proxy Card for the Company's Annual General Meeting of Shareholders to be held on December 8, 2021.

This Report on Form 6-K and related exhibits are hereby incorporated by reference into the Registrant’s registration statement on Form S-8 (File No.333-255511).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD.

By:	/s/ Eldar Cegla
Name:	Eldar Cegla
Title:	Chief Financial Officer

Date: November 3, 2021

Exhibit Index

Exhibit	Description

99.1	Notice and Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on December 8, 2021.
99.2	Proxy card for the Annual General Meeting of Shareholders of the Company to be held on December 8, 2021.